December 20, 2012

VIA EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Nautilus Marine Acquisition Corporation Schedule TO-I filed December 7, 2012 File No. 005-88344

Dear Mr. Panos:

Nautilus Marine Acquisition Corporation (“Nautilus”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2012, regarding our filing referenced above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to our Offer to Purchase dated December 7, 2012 (the “OTP”) filed as Exhibit (a)(1)(A) to our Schedule TO-I filed on December 7, 2012, and all references to item numbers are to Amendment No. 1 to our Schedule TO-I filed on the date hereof ( the “Amended TO”), which reflects all changes to the OTP.

Schedule TO-I

Cover Page

1.
The cover page indicates that Nautilus “may exercise [its] right to amend the Offer (the 2% Amendment) to purchase up to an additional 2% of [its] outstanding shares without extending the Expiration Date…”  Please advise us, with a view toward revised disclosure, the basis upon which Nautilus has determined an amendment to the Schedule TO is required notwithstanding its apparent conclusion that the amendment is immaterial.

We respectfully advise the Staff that we did not intend to imply, nor have we determined, that the exercise of our rights pursuant to Rule 14e-1(b) to accept for payment an additional amount of securities not to exceed two percent of our common stock, would require an amendment to our Schedule TO.

To clarify this point in accordance with the Staff’s comment, we have globally revised (beginning on the cover page continuing throughout the OTP) the disclosure in the Amended TO to eliminate any references to an “amendment” in the context of such additional purchase, and replaced the same with language to the following effect:  “…in accordance with the rules of the Securities and Exchange Commission, in the event that more than 4,137,300 Common Shares are validly tendered and not properly withdrawn, we may, and we expressly reserve our right to, accept for payment an additional amount of shares not to exceed 2% of our issued and outstanding Common Shares without amending the Offer or extending the Expiration Date (such amount, the “2% Increase”)”.  In addition, all references to a “2% Amendment” have been replaced with references to a “2% Increase”. These changes are set forth in Item 11 of the Amended TO, which modifies the OTP generally and globally.

2.
We note that “Nautilus may consummate an acquisition without shareholder approval…,” but the existing disclosure only references its Articles of Incorporation and the applicable Business Corporations Act in support of its conclusion.  Given that Nautilus has a class of Common Stock registered under Exchange Act Section 12(b), please advise us whether any regulatory provisions which govern the listing of Nautilus common shares on the Nasdaq Capital Market require shareholder approval the contemplated acquisition.

We respectfully advise the Staff that the regulatory provisions which govern the listing of Nautilus’ Common Shares on the Nasdaq Capital Market (“Nasdaq”) do not require Nautilus to obtain shareholder approval for the contemplated Acquisition. Nautilus has elected to be treated as a foreign private issuer as defined in Rule 405 of the Securities Act of 1933, as amended (the “Act”) and Rule 3b-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for SEC reporting and Nasdaq listing purposes.  Nasdaq Rule 5615(a)(3) allows a foreign private issuer to follow its home country practices for all corporate governance matters except those provisions articulated in Nasdaq Rule IM-5615-3 (which mandates certain disclosures and compliance with audit committee requirements).  In particular, Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of obtaining shareholder approval as required by Nasdaq Rule 5635(a) for the acquisition of stock or assets of another company, in connection with which the company will issue common stock in an amount equal to or in excess of 20% of the number of shares of common stock outstanding before such issuance.  Nautilus has previously disclosed in its prior SEC filings its reliance on home country practices, and intends to continue to do so in its annual reports.  Nautilus has been advised by its Marshall Islands counsel that the corporation law of the Republic of the Marshall Islands does not require shareholder approval of the proposed Acquisition.  Accordingly, the regulatory provisions which govern the listing of Nautilus’ Common Shares on the Nasdaq do not require Nautilus to obtain shareholder approval for the proposed Acquisition.

Summary Term Sheet and Questions and Answers

3.
Nautilus indicates that it may buy 88% of its public Common Shares through this Offer.  In addition, Nautilus discloses that “[t]here can be no assurance concerning [its] ability to meet Nasdaq’s continued qualification standards in the future.”  Please advise us, with a view toward revised disclosure, the basis upon which Nautilus concluded that Rule 13e-3 was inapplicable to this transaction.

We respectfully advise the Staff that, for the reasons set forth below, Nautilus concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Exchange Act, would not be applicable to the Offer or the proposed Acquisition of Assetplus, the Closing of which is conditioned on the consummation of the Offer.

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

(i)
causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act  to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

(ii)
causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

We determined that Rule 13e-3 was not applicable to the Offer or the Acquisition for the following reasons:

1.         First, prior to and at the time the Offer was commenced, Nautilus had less than 300 record holders of its securities and was therefore eligible, prior to commencing the Offer, to terminate the registration of its Common Shares under Section 12g-4 and to suspend its obligation to report under Rule 12h-3 and Section 15(d).  Accordingly, the transactions contemplated by the Offer and Acquisition could not be deemed to have “caused” Nautilus’ Common Shares to become “eligible” for termination of registration or suspension of Nautilus’ obligation to report.  Additionally, prior to and at the time the Offer was commenced, Nautilus had not maintained the listing of its securities on one or more exchanges for at least a year in a foreign jurisdiction that, either singly or together with one other foreign jurisdiction, constituted the primary trading market for the its subject class of securities.  Accordingly, Nautilus is not eligible to terminate its registration or its reporting obligations under Rule 12h-6 and the Offer and Acquisition could not be deemed to have “caused” such.

2.         Second, and similar to the above, prior to commencement of the Offer, and pursuant to an ongoing dialogue with Nasdaq, Nautilus had advised Nasdaq that it had less than 300 public holders of its Common Shares, which is below the minimum number required to comply  with the continued-listing qualification standards under Nasdaq Rule 5505.  The Offer, therefore, could not be deemed to have “caused” Nautilus’ Common Shares to be delisted from Nasdaq; and

3.         Third, Nautilus did not commence the Offer for the purpose of causing Nautilus’ Common Shares to be delisted from Nasdaq.  Rather, the Offer was commenced by Nautilus, pursuant to its Articles of Incorporation (as would be required by many SPACs), for the mandatory purpose of providing its shareholders the opportunity to redeem their Common Shares in connection with its proposed Acquisition of Assetplus.  Also, the closing of the Offer is a condition to the consummation of the Share Purchase Agreement pursuant to which Nautilus would acquire Assetplus.  In addition, Nautilus intends to remain listed on Nasdaq subsequent to the consummation of the Offer and Acquisition. In furtherance thereof: (i) Nautilus has undertaken to remarket the Transaction for the specific purpose of broadening its shareholder base in an effort to comply with Nasdaq’s applicable listing standards, and (ii) the board of directors of Nautilus has recommended that the shareholders of Nautilus do not accept the Offer with respect to their Common Shares, the effect of which would be to preserve Nautilus’ shareholder base and reduce the risk of being delisted from Nasdaq.

In accordance with the Staff’s comment, we have revised the disclosures as set forth in Item 1 of the Amended TO, which modifies page 13 of the OTP.

4.
Nautilus represents that “it is impossible for more than 4,257,300 Common Shares to be validly tendered in this Offer.”  Nautilus also accounts for the possible “event that more than 4,137,300 Common Shares [could be] validly tendered…”  Please revise to clarify these potentially inconsistent statements and account for a breach of the “lock-up” agreement or the exercise of outstanding warrants.

In accordance with the Staff’s comment, we have revised the disclosure in Item 1 of the Amended TO, which modifies page 2 of the OTP to clarify any potentially inconsistent statements.

5.
Nautilus explains that its Board of Directors unanimously recommends that shareholders do not accept the Offer and refrain from tendering “because [its] business objective is to consummate the Acquisition of Assetplus.”  Other disclosure indicates, however, that Nautilus “will consummate the initial Business Transaction only if holders of no more than approximately 88% of its public shares elect to redeem their shares…”  Please advise us, with a view toward revised disclosure, why the Nautilus Board therefore decided to recommend against the Offer for the reason cited herein when the number of security holders who tender appears irrelevant given the earlier-cited 88% limit.

We respectfully advise the Staff that the reason the board of Nautilus decided to recommend against the Offer was primarily because the board deemed it advantageous for Nautilus to consummate the Acquisition and commence its operations with the largest amount of immediately available funds from the Trust Account as possible, as any amounts remaining in the Trust Account following the consummation of the Acquisition and subsequent to Nautilus’ payment of the aggregate Purchase Price, would be released to Nautilus.

In accordance with the Staff’s comment, we have added additional disclosure reflecting the above in each of the Summary Q&As regarding our business objective and recommendation against the Offer in Item 1 of the Amended TO, which modifies pages 9 and 11 of the OTP.

Tender Offer, page 59

6.
Please advise us of the purpose of the language expressed parenthetically that reads “each, as modified, waived or otherwise agreed to with the SEC.”  For example, it is unclear how the Securities and Exchange Commission could “modify” the regulatory provisions referenced in this section or “agree” to their operation and application.

As discussed telephonically with the Staff, and in accordance with the Staff’s comment, we have revised the disclosure in Item 11 of the Amended TO, which modifies page 59 of the OTP to remove such language.

Withdrawal Rights, page 77

7.
By indicating without qualification that all determinations made by Nautilus will be “final and binding,” the disclosure improperly suggests that security holders may not privately pursue a legal claim challenging its determinations.  Revise to make clear that the issuer’s determinations may be challenged in a court of competent jurisdiction.

In accordance with the Staff’s comments, we have revised the disclosure in Item 4 of the Amended TO, which modifies page 77 of the OTP to clarify that such determination would be subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction.

Conditions of the Offer

8.
The opening paragraph to this section does not make expressly clear that conditions to the offer must be asserted or waived by the “then-scheduled Expiration Date (as it may be extended).” In addition, the conditions are later characterized as being eligible to be waived by Nautilus “at any time from time to time.”  While we recognize subsequent disclosure indicates that the conditions “will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date,” even that representation adds “and from time to time.”  Please revise this section to remove any implication that the conditions to the Offer may be asserted or waived following the Expiration Date.

In accordance with the Staff’s comments, we have revised the disclosure in Item 4 of the Amended TO, which modifies page 79 of the OTP to clarify the timing in which such conditions may be asserted or waived.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 136

9.
Notwithstanding the disclosure under Item 10 of Schedule TO, Nautilus does not seem to provide information regarding the transaction’s effect on the Nautilus’s ratio of earnings to fixed charges as required by Item 1010(b)(2) of Regulation M-A.  If this information is considered immaterial, please advise us of the basis for this view.  Otherwise, please revise to include this information or explain why it appears to have been omitted.

We respectfully advise the Staff that the disclosure of the ratio of earnings to fixed assets, required by Item 1010(b)(2) of Regulation M-A, is not applicable to the Company as the historical financial statements for Assetplus and Nautilus for the periods ended September 30, 2012 and July 31, 2012 do not include “fixed charges” as defined in Regulation M-A.

More specifically, “fixed charges” consist of (a) the sum of interest, whether expensed or capitalized, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, (c) amounts accrued with respect to guarantees of other parties’ obligations and (d) the estimated interest component of rental expense.

The Company confirms that no “fixed charges” as indicated above have been recorded in the historical financial statements of Assetplus and Nautilus (for both the current financial periods presented in the OTP and for the October 31, 2012 period which may eventually be included in the OTP). The amount presented under “Finance costs” in the consolidated financial statements of Assetplus, amounting to $ 115,000, relates to fees paid to an unrelated third party with respect to a signed commitment letter relating to the structuring of a specific junior debt financing. However, the Company did not proceed with this financing and hence this amount was expensed.

In addition, as discussed telephonically with the Staff, we note generally that Assetplus has not yet commenced revenue and profit generating operations.

10.
Assetplus information has been provided as of September 30, 2012, but information regarding Assetplus’s financial performance for the period ended December 31, 2012 will be known at the time the Offer is scheduled to expire.  Given that information regarding the financial performance of Nautilus for the fiscal year ended October 31, 2012 also will be known, please advise us what plans, if any, exist to supplement the disclosures required by Item 10 of SC TO and corresponding Item 1010(a) and (b) of Regulation M-A with preliminary financial information under a “recent developments” or other section.

In response to the Staff’s comment, we respectfully advise the Staff of our plans to supplement the referenced disclosure.  We note that while we have provided the financial disclosure required by Rule 13e-4 of the Exchange Act, which speaks as of the date the Offer was commenced and would require an amendment only in the event of a material change as contemplated by Rules 13e-4(d)(2) and 13e-4(d)(3), we appreciate that our reporting of certain financial information may not become due prior to the Expiration Date, even if such information is available to the Company prior to the Expiration Date.  As a result, the Company intends, under a “recent developments” or other section, to provide its investors, prior to the Expiration Date (so long as such information is known by the Company and has been duly confirmed as reliable), with updated financial information, if such updated financial information would cause a material change to the financial information set forth in the OTP.  Such an update would, if undertaken, be intended to avoid a scenario whereby the financial information set forth in the OTP could be deemed to contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading.

Exhibit (a)(5)(B) – Business Transaction Overview

11.
We noticed the cautionary statement that certain financial information “may be deemed to be non-GAAP financial measures within the meaning of Regulation G…”  Advise us, with a view toward revised disclosure, whether compliance with Regulation G or Item 10 of Regulation S-K is required for any of the financial presentations in this exhibit.  Refer to Rule 100(c) of Regulation G and the Note to Item 10(e) of Regulation S-K.

We respectfully advise the Staff that the Company believes it is required to comply with the provisions of Regulation G and Item 10(e) of Regulation S-K with respect to its presentation in this exhibit of any non-GAAP financial measures and the Company has provided reconciliations to the nearest comparable U.S. GAAP measure in a manner of equal prominence for all non-GAAP financial information contained therein, including, for example, EBITDA, Distributable Cash Flow, and Time Charter Equivalent Revenue rates.  Such reconciliations are accompanied by a statement by management as to why such non-GAAP measures are used and provide useful information to investors, as required by Regulation G.  In addition, we have worked with our financial advisors to streamline the information set forth in such exhibit. Please see Item 12 and Exhibit (a)(5)(C) of the Amended TO.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Asim Grabowski-Shaikh, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

NAUTILUS MARINE ACQUISITION CORPORATION

By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis
Chairman of the Board, Co-Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Orrick, Herrington & Sutcliffe LLP